Acacia Diversified Holdings, Inc.

13575 58th Street North

Clearwater, FL 33760

(727) 678-4420

July 1, 2020

Via EDGAR

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Jennifer Lopez-Molina, Staff Attorney

Re:        Acacia Diversified Holdings, Inc.

Request for Withdrawal of Offering Statement on Form 1-A

Filed March 5, 2020

File No. 024-11146

Dear Ms. Lopez-Molina:

Pursuant to Securities and Exchange Commission (“SEC”) Rule 259, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Acacia Diversified Holdings, Inc., a Texas corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Offering Statement on Form 1-A (File No. 024-11146), initially filed with the Commission on March 5, 2020. This application is being made because the Company principals decided not to pursue the equity line financing transaction that was the subject matter of the Registration Statement.

The Company confirms that the Offering Statement has not been deemed qualified by the Commission; no securities have been or will be issued or sold pursuant to the Offering Statement; and, no Offering Statement or Preliminary Offering Statement have been distributed. Furthermore, the Company principals have no reason to believe that the Offering Statement is the subject of any proceeding under SEC Rule 258.

Thank you for your assistance regarding this request. If you have any questions or require any further information, please feel free to contact Clifford J. Hunt, Esquire at (727) 471-0444 of Law Office of Clifford J. Hunt, P.A.

Sincerely,

Acacia Diversified Holdings, Inc.

By:      /s/: Jeffery D. Bearden

Name: Jeffery D. Bearden,

Title:   Chief Executive Officer